Exhibit 1.01

Foot Locker, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2023

The information in this report includes the activities of Foot Locker, Inc. (the “Company”) and its consolidated subsidiaries. As used herein, tin, tantalum, tungsten, and gold (commonly referred to as “3TG”) are referred to as “Conflict Minerals,” without regard to the location of origin of the minerals or derivative metals, and Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, are referred to collectively as the “Conflict Minerals Rule.” Refer to the Conflict Minerals Rule for definitions of certain terms used in this report, unless otherwise defined herein.

A.	Company Overview

Foot Locker, Inc. is a leading footwear and apparel retailer that unlocks the “inner sneakerhead’ in all of us. As of February 3, 2024, the Foot Locker, Inc. operated 2,523 stores in 26 countries across North America, Europe, Australia, New Zealand, and Asia, and a licensed store presence in the Middle East and Asia. Foot Locker, Inc. has a strong history of sneaker authority that sparks discovery and ignites the power of sneaker culture through its portfolio of brands, including Foot Locker, Kids Foot Locker, Champs Sports, WSS, and atmos.

A substantial portion of the Company’s retail business is comprised of branded merchandise. The Company also contracts the manufacturing of certain private-label apparel and accessories, but only an insignificant portion of that private-label product has metal components. In accordance with the U.S. Securities and Exchange Commission (“SEC”) rules, the Company undertook good faith efforts to determine if any of the private-label product contracted by it to be manufactured contained Conflict Minerals necessary to the functionality or production of the product that may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”).

The Company used the guidance published by the American Apparel and Footwear Association as a point of reference in determining product applicability. Based on information provided by relevant suppliers, in the applicable period many of the following items were made of alloy, but some may contain tin or may use tin solder, composite, or coatings: buckles; buttons; D-rings; key hooks; key rings; snaps; zipper pulls; and zippers.

B.	Reasonable Country of Origin Inquiry (“RCOI”)

The Company relies upon its suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. The Company integrated responsible sourcing of minerals requirements within the Conflict Minerals Policy (the “Policy”) and Vendor Standards Manual. The Company’s suppliers are expected to provide the 3TG sourcing information to us per our Policy, which is available at investors.footlocker-inc.com/conflictminerals, and per our Vendor Standards Manual.

The Company is in contact with its suppliers about Conflict Minerals and informs new suppliers about Conflict Minerals to educate its suppliers regarding the relevant SEC requirements and its due diligence expectations.

The Company’s RCOI included:

1.	Identifying relevant suppliers, which are those that provided products that contained metallic components that may contain Conflict Minerals.

2.

Obtaining detailed information from direct suppliers of materials containing Conflict Minerals and written verifications from such suppliers that the materials and products supplied do not contain Conflict Minerals.

3.	Developing a detailed supplier training program and providing instruction to relevant suppliers concerning Conflict Minerals and applicable supplier verifications.

C.	Due Diligence Process

The Company’s due diligence efforts were based on the framework provided by the Organisation for Economic Co-operation and Development (“OECD”) following the guidance provided in Annex I “Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain” included in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition.

The Company’s due diligence measures included:

1.	Utilizing Management Systems

The Company has adopted a Policy, which is available at investors.footlocker-inc.com/conflictminerals.

The Company has established a management system for complying with applicable rules. The Company has set up a Conflict Minerals task force, which is responsible for developing, communicating, and monitoring compliance with its policies, as necessary. The task force reported the findings of its supply chain risk assessment to the Chief Supply Chain Officer. Additionally, the Company has created a cross-functional team from relevant functions, such as private-label purchasing and quality assurance.

2.	Identifying and Assessing Risks

The Company utilizes a customized Responsible Minerals Initiative template to collect and validate information regarding the use and origin of Conflict Minerals in the Company’s supply chain.

The Company encourages relevant suppliers to purchase functional metallic trim from approved trim suppliers who have all submitted letters confirming that they have conducted an RCOI and have no reason to believe that its Conflict Minerals originated from the DRC or the Covered Countries.

3.	Designing and Implementing a Strategy to Respond to Risks

The Policy addresses the following items:

a.	Strengthening the process to identify Conflict Minerals used in the Company’s private-label products by working closely with its purchasing agents; and

b.	Communicating the Company’s expectations under the Policy to suppliers of materials potentially containing Conflict Minerals.

The Conflict Minerals Steering Committee continues to develop supplier engagement strategies to foster complete and accurate information about Conflict Minerals in the Company’s supply chain and encourage responsible sourcing strategies.

4.	Reporting Annually on Supply Chain Due Diligence

The Company files a Form SD and Conflict Minerals Report each year with the SEC.

D.	Due Diligence Results

The Company has identified 53 direct suppliers of its private-label products, 35 of which are within the scope of the RCOI. We encourage our suppliers to purchase all metallic trims from one of the Company’s approved trim suppliers; in the event that a supplier utilizes its own trim supplier, the Company expects the supplier to exercise due diligence in ensuring that the trim supplier has completed an RCOI. We have no information to suggest that any of our suppliers’ processing facilities are sourcing materials in the DRC or any Covered Countries.

FORWARD-LOOKING STATEMENTS

Certain statements herein are forward-looking in nature and are based on the Company’s management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of the Company’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein, and the Company reserves the right to change its processes and policies related to conflict minerals.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise expressly stated herein, any documents, third-party materials or references to websites (including the Company’s) are not incorporated by reference in, or considered to be a part of this report, unless expressly incorporated by reference herein.

3